NEWS RELEASE

EMX Royalty Announces Voting Results from its 2023 Annual General and Special Meeting of Shareholders

Vancouver, British Columbia, June 28, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report that all proposed resolutions were approved at the Company's Annual General and Special Meeting of shareholders held on June 28, 2023, in Vancouver, British Columbia (the "Meeting"). The number of directors was set at 6 and all director nominees, as listed in the Management Information Circular dated May 13, 2023 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders.  According to the proxy votes received from shareholders, the results were as follows:

Director	Votes FOR	Votes WITHHELD
David M. Cole	96.58%	3.42%
Sunny Lowe	96.01%	3.99%
Henrik Lundin	96.27%	3.73%
Larry M. Okada	93.66%	6.34%
Geoff Smith	96.44%	3.56%
Michael D. Winn	99.19%	0.81%

Shareholders voted 97.22% in favour of setting the number of directors at six, 99.11% in favour of appointing Davidson & Company LLP, Chartered Accountants as auditors, 94.50% in favour of ratifying and approving the Company's Stock Option Plan, 94.46% in favor of approving certain amendments to the Company's Stock Options Plan; and 94.51% in favor of approving certain amendments to the Company's Restricted Share Unit Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR profile on June 28, 2023.

About EMX.    EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com	Page | 1